Filed Pursuant to Rule 433

Registration No. 333-137183

September 14, 2006

Anadarko Petroleum Corporation

Pricing Term Sheet

Issuer:	Anadarko Petroleum Corporation

Security:	6.45% Senior Notes due 2036

Aggregate Principal Amount Offered:	$1,750,000,000

Maturity Date:	September 15, 2036

Coupon:	6.45%

Price to Public:	99.528% of face amount and $1,741,740,000

Net Proceeds:	98.653% of face amount and $1,726,427,500

Yield to Maturity:	6.486%

Spread to Benchmark Treasury:	+160 basis points

Benchmark Treasury:	4.5% due February 2036

Benchmark Treasury Yield:	4.886%

Interest:	The regular record dates for interest will be every March 1 and September 1. Interest begins to accrue on September 19, 2006.

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2007

Redemption Provisions:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at adjusted Treasury rate plus 30 basis points, plus accrued interest thereon to the redemption date.

Settlement Date:	September 19, 2006

CUSIP:	032511AY3

Pro Forma Ratio of Earnings to Fixed Charges for the six month period ended June 30, 2006:	3.23

The issuer has filed a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read that prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, One Madison Avenue, Level 1B, New York, NY 10010, 212-325-2580; UBS Securities LLC, Attention: Fixed Income Syndicate, 677 Washington Blvd, Stamford, CT 06901, 888 722-9555 ext. 1088; Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, N.Y. 11220, phone: 718-765-6732, fax: 718-765-6734; or Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004 , Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com.